Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PHOENIX NEW MEDIA LIMITED May 22, 2013 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012. 2. To ratify and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditor of the Company (the "independent auditor") for the fiscal year ending December 31, 2013. 3. To authorize the board of directors to fix the remuneration of the independent auditor. 4. To re-elect the director, Ka Keung Yeung, who retires by rotation pursuant to the article 87(1) of the Company's Articles of Association. 5. To approve the offer of the grant of options to Mr. Shuang Liu, director and chief executive officer of the Company. 6. To authorize each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. FOR AGAINST ABSTAIN ISSUES PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING ON MAY 22, 2013: PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. --------------- ----------------